Exhibit 99.06 - Press Release - March 18, 2002


MCKENZIE BAY INTERNATIONAL:

SIX WIND TURBINE PATENT IMPROVEMENTS APPLIED FOR

BRIGHTON, Mich. and MONTREAL, Mar 18, 2002 (BUSINESS WIRE) -- McKenzie Bay International Ltd. (MKBY) reports its wholly owned subsidiary, Dermond inc, has applied for six patent improvements for Vertical Axis Wind Turbine "VAWT" technology.

The improvements will enhance optimization of VAWT potential for high efficiency performance in electricity generation and facilitate transportation and erection for remote application. Dermond Wind Turbines "DWT" will be manufactured and erected more economically and efficiently than any other type of Wind Generator. DWT provide cost and operating advantages over competition, enhancing the potential for future profits. Dermond improvements are as follows:

Wind Turbine - 2 patents

One applied for patent includes a new concept that makes the Wind Turbine lighter and the second is a direct application of the new concept. In the new concept, DWT blades are designed to adopt a true troposkein shape at targeted speed. The aim of the patented technology is to minimize constraints into the blades while the Turbine is rotating. Wind Turbines of this concept are lighter and easier to fabricate.

Generator and gearbox - 2 patents

Each of these applied for patents relate to applications. Both are designed to reduce mechanical losses in geared transmission between the Wind Turbine and the generator. Reduced mechanical loss translates to increased electrical output and increased revenues from the Wind Turbine.

Self-Erecting - 2 Patents

One applied for patent introduces a new concept that will make the Wind Turbine easier to erect in locations where there is little or no lifting equipment available. The second is a direct application of this new concept. In the new concept, the drive train is plant assembled into a telescopic structure prior to shipment. At the installation site, the structure is erected and raised to its final position utilizing incorporated lifting devices. Most of the work is performed in an assembly plant reducing site erection time while improving the overall quality of work at reduced cost.

Dermond Wind Turbines are a key component of the "Electricity Management System" being marketed by MKBY to Isolated-Grid (off-grid) communities and industrial applications. EMS components include the Vanadium Redox Battery electricity storage technology surrounded by electricity generation technologies such as Wind Turbines, Vanadium Electrolyte, Diesel, and Biomass. DWT, EMS and/or their Components may be leased or purchased through McKenzie Bay Leasing, a McKenzie Bay International subsidiary.

This press release contains certain forward-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains. The actual results of the specific items described in this release, and the company,s operations generally, may differ materially from what is projected in such forward-looking statements. Although such statements are based upon the best judgments of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties including, without limitation, the company,s dependence on third parties, general market and economic conditions, technical factors, the availability of outside capital, receipt of revenues and other factors, many of which are beyond the control of the company. The company disclaims any obligation to update information contained in any forward-looking statement. In addition, the description of past or present performance as to any person is not an indication of future performance or success. The company will remain dependent upon obtaining future financing to support its continued growth and development to successfully implement its business